

December 2, 2014

Via E-Mail
Michael Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

  Re: **Herbalife Ltd.**
     Form 10-K for the Year Ended December 31, 2013
     Filed February 18, 2014
     Response dated October 6, 2014
     File No. 001-32381

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Network Marketing Program, page 7

General, page 7

1. We note your response to comment 5 from our letter dated September 23, 2014. Given that you have no "separate agreement or arrangement" with your Chinese sales representatives, sales officers, and independent services providers please revise future filings to discuss in more detail the principal terms of the relationship between you and your Chinese sales representatives, sales officers and independent service providers. For example, it is unclear if there is a restriction on your own ability to distribute products in China similar to the restriction in the global distributor agreement filed as Exhibit 10.6. Please provide draft disclosure.

Risk Factors, page 25

2. We note your response to comment 1 from our letter dated September 23, 2014 regarding the 1986 permanent injunction with the California Attorney General. The injunction appears to prohibit you or participants in your marketing program from paying any compensation, (including, but not limited to "commissions," "overrides," "achievement bonuses," or any term of similar import), based upon anything *other than* the retail sale of your product. Your current business model provides, however, that commissions, such as Royalty Overrides, are based on "Retail Sales." That term is defined in your Form 10-K as the suggested retail price of products sold to your Members which may include sales other than retail sales as defined in the injunction.

    We further note your disclosure on page 55 that you "do not have visibility to all of the sales from our Members to their customers." In light of that, please tell us whether you should include a separate risk factor discussing, in specific terms, the risk to you and your investors if the California Attorney General seeks to enforce the terms of the injunction. If you agree such a risk factor is appropriate, please provide draft disclosure.   Alternatively, please explain the reasons that no risk factor would be required.

Item 6. Selected Financial Data, page 50

3. In your response to our prior comment 2, you indicate that "retail sales" is a non-GAAP measure. In future filings, please disclose here and elsewhere in the filing where "retail sales" is presented that it is a non-GAAP measure and that it may not be comparable to similarly-titled measures used by other companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

4. We note your response to our prior comment 3 that you are unable to quantify each business reason listed in your disclosures. Please explain to us how you determined the factors listed (e.g. increased member engagement, increase in average active sales leaders, etc.) were attributable to changes in your net sales if you are unable to quantify the magnitude of their impact and revise your disclosures in future filings accordingly.

5. We note your discussion of net sales by geographic region provides insight into where there were material changes in net sales between periods. However, your geographic region disclosures do not appear to discuss with quantification the material underlying factors driving the change in sales between periods. Please revise your disclosures in future filings accordingly. Please provide us draft disclosure for 2013 as compared to 2012. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

6. We note your response to comment 4 from our letter dated September 23, 2014 and we reissue the comment. Your response notes that you are unable to quantify the specific impact of the underlying factors which influenced your key performance

indicators. Regardless of an inability to quantify the impact of individual underlying factors, your narrative MD&A disclosure should identify and analyze material trends as seen through the eyes of management. Please revise future filings to include an analysis of material changes in key performance indicators, like material declines in the rate of increase in key performance indicators and identify the primary factors resulting in such changes as requested in prior comment 4. Alternatively, please tell us why you believe such disclosure is not material to investors. For guidance, please see Section I.B of SEC Interpretive Release No. 33-8350 (December 29, 2003). Please provide draft disclosure.

7. We also note your response to prior comment 4 regarding the lack of a turnover-related performance measure. Given your response, it is unclear if Member turnover-related trends materially affect how you manage your business. We note your disclosure on page 57 of your Form 10-K that changes in net sales are "directly associated" with the recruiting and retention of your Member force. From our review of your Form 10-K, we are unable to locate disclosures related to trends in your Member turnover. With a view to clarifying disclosure in future filings, please advise us whether and how material trends in turnover occur and, if so, where you address them in your MD&A.

Directors, Executive Officers, and Corporate Governance, page 86

8. We note recent media publications that a Pedro Cardoso was charged by the Government of Brazil with money laundering or embezzlement-related crimes. Please tell us whether your current board member, Mr. Cardoso, is the subject of a criminal complaint. See Item 401(f)(2) of Regulation S-K. If so, please tell us how you intend to address this in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining